UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 5)

                        GENETICS INSTITUTE, INC.
                         -----------------------
                            (Name of Issuer)
                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               371855 10 7
                               -----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                      ----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                               June 4, 1996
                       ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act of 1934 but shall be subject to all other provisions of the (however, see the Notes).

CUSIP No. 371855 10 7

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AHP Biotech Holdings, Inc.
     Tax I.D. 13-3641807

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     29,531,619.15

8.   SHARED VOTING POWER

     29,531,619.15

9.   SOLE DISPOSITIVE POWER

     29,531,619.15

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,531,619.15

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

14.  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The statement on Schedule 13D dated January 24, 1992, for the event which occurred on January 16, 1992, which was amended by Amendment No. 1, dated June 8, 1993, Amendment No. 2, dated July 29, 1993, Amendment No. 3, dated February 14, 1994, and Amendment No. 4, dated April 9, 1996 is hereby further amended in connection with the purchase by the Reporting Person (as defined herein), in accordance with and as required by the provisions of the Merger Agreement (as defined herein), of shares of Common Stock of Genetics Institute, Inc. in connection with the exercise of the balance of the outstanding warrants of Genetics Institute, Inc. which would otherwise have expired on May 31, 1996.

     Item 3 is hereby amended to add the following language to the last paragraph of Item 3:

     In addition, on April 22, 1996, April 29, 1996, May 6, 1996, May 13, 1996, May 20, 1996 and June 4, 1996 the Reporting Person purchased 160, 24,738, 6,825.2, 40,352, 6,025.6 and 747,928.4
     Shares, respectively, from the Company. The aggregate consideration of $8,000, $1,236,900, $341,260, $2,017,600,
     $301,280 and $37,396,420, respectively, paid by the Reporting Person was financed from the working capital of the Reporting Person.

     Item 5(a) is hereby amended by deleting the first paragraph of the Item in its entirety and replacing it with the following:

     (a) Following the purchase of the Shares as described in Item 5(c) below, the Reporting Person is the beneficial owner of 29,531,619.15 Shares, consisting of (i) 5,867,111.2 Merger Shares;
     (ii) 9,466,709 Additional Shares; (iii) 947,000 Shares underlying 947,000 Depositary Shares held by the Reporting Person; (iv) 11,747,728.72 Shares subject to the Call Option; (v) 649,608.57 Shares purchased in July 1993 upon conversion of the Preferred Stock; (vi) 2,448.57 Shares purchased other than in July 1993 upon conversion of the Preferred Stock; (vii) 14,863.89 Shares purchased pursuant to the Standby Agreement; (viii) an aggregate of 836,149.2 Shares purchased pursuant to the Merger Agreement upon the exercise of warrants to purchase Shares. Based on 29,531,619.15 Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, the Shares beneficially owned by the Reporting Person constitute approximately 100% of the outstanding Shares.

     Item 5(c) is hereby amended to add the following language at the end of
Item 5(c):

     On April 22, 1996, April 29, 1996, May 6, 1996, May 13, 1996, May
     20, 1996 and June 4, 1996 upon exercise of additional outstanding warrants the Reporting Person purchased 160, 24,738, 6,825.2, 40,352, 6,025.6 and 747,928.4 Shares, respectively, from the Company pursuant to its obligations under the Merger Agreement. The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein to this Item 5(c) by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:    June 5, 1996

                    AHP BIOTECH HOLDINGS, INC.

                    By:  /s/ Robert G. Blount
                         Robert G. Blount
                         Vice President